Infrastructure, buildings, environment, communications PRESS RELEASE	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

ARCADIS EXPANDS ACTIVITIES IN BELGIUM

ARNHEM, The Netherlands, September 18, 2003—ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering firm, today announced that it has acquired two Belgian firms: engineering consultancy FALLY-DELBAR-JOUNIAUX NV (FALLY) and facility management consultant DOMUS NITIDA (DOMUS). Financial details about these acquisitions were not disclosed. Both companies will become part of ARCADIS Belgium, ARCADIS' subsidiary in Belgium, which with 450 employees is one of the top three consulting engineers in the Belgian market.

FALLY has its headquarters in Charleroi. With annual revenues of € 2.5 million and 30 employees, FALLY is one of the largest privately owned engineering firms in the Walloon provinces of Belgium. The company designs buildings, with a specialization in the design of hospitals. In addition, FALLY is active in the market for infrastructure, including, among others, water treatment installations.

For ARCADIS, this acquisition provides access to the Walloon region, which offers attractive growth opportunities in infrastructure as well as environmental activities. FALLY will gain access to the full knowledge and service potential of ARCADIS, thereby further strengthening its position in its market.

Headquartered in Turnhout, DOMUS has annual revenues of € 1 million and 10 employees. The firm specializes in consulting in the area of facility management for buildings. Using proprietary software and standardized measuring methodologies, DOMUS optimizes the budgets, organization and quality of certain aspects of building management.

This acquisition represents an important step for ARCADIS in the Belgian market for facility management. DOMUS will be able to further expand its position by using ARCADIS' technical know-how and client contacts.

Harrie Noy, Chief Executive Officer of ARCADIS said: "With these acquisitions we strengthen our position in the Belgian market. FALLY provides access to the Walloon provinces, an interesting market with considerable growth potential where they have a strong position. Based on our cooperation on the expansion project for the Charleroi airport, we know that FALLY's culture and activities are a good fit with ours. DOMUS is active in facility management, which we have earmarked as a strategic growth segment. The experience and expertise DOMUS has in this field is an excellent addition that strengthens our existing range of services in Belgium."

Part of a bigger picture.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl